(An Exploration Stage Company)

Consolidated Financial Statements

For the year ended December 31, 2018

(In U.S. Dollars)

Management’s Responsibility for Financial Reporting

The management of Quaterra Resources Inc. is responsible for the integrity and fair presentation of the financial information contained in this annual report. Where appropriate, the financial information, including consolidated financial statements, reflects amounts based on management’s best estimates and judgments. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board. Financial information presented elsewhere in the annual report is consistent with that disclosed in the consolidated financial statements.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Management has established and maintains a system of internal accounting control designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use, financial information is reliable and accurate and transactions are properly recorded and executed in accordance with management’s authorization. This system includes established policies and procedures, the selection and training of qualified personnel, and an organization providing for appropriate delegation of authority and segregation of responsibilities. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Board of Directors oversees management’s responsibility for financial reporting and internal control systems through an Audit Committee, which is composed entirely of independent directors. The Audit Committee meets periodically with management and the independent auditors to review the scope and results of the annual audit and to review the consolidated financial statements and related financial reporting and internal control matters before the consolidated financial statements are approved by the Board of Directors and submitted to the Company’s shareholders.

PricewaterhouseCoopers LLP, an independent registered public accounting firm, has audited the Company’s consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) and has expressed its opinion in the independent auditor’s report.

“Thomas C. Patton” (signed)	“Lei Wang” (signed)
Thomas C. Patton	Lei Wang
Chairman and Chief Executive Officer	Chief Financial Officer

March 28, 2019
Vancouver, British Columbia, Canada

Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Quaterra Resources Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Quaterra Resources Inc. and its subsidiaries (together, the Company) as of December 31, 2018 and 2017, and the related consolidated statements of loss and comprehensive loss, cash flows and changes in equity for each of the three years in the period ended December 31, 2018, including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and their financial performance and their cash flows for each of the three years in the period ended December 31, 2018 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

(signed) PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, Canada
March 28, 2019

We have served as the Company's auditor since 2016

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Place, 250 Howe Street, Suite 1400, Vancouver, British Columbia, Canada V6C 3S7
T: +1 604 806 7000, F: +1 604 806 7806

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Quaterra Resources Inc.
Consolidated Statements of Financial Position
(In thousands of U.S. Dollars)

	Note	December 31, 2018	December 31, 2017	January 1, 2017
Assets			(Restated - Note 2(l))	(Restated - Note 2(l))

Current assets:
Cash and cash equivalents		$47	$1,575	$6,665
Other receivable		2	3	3
Marketable securities	3	156	286	132
Prepaid and other		4	28	47
		209	1,892	6,847
Non-current assets:
Exploration and evaluation assets	4	32,533	31,295	27,597
Reclamation bonds		62	60	70
		32,595	31,355	27,667
Total Assets		$32,804	$33,247	$34,514

Liabilities
Current liabilities:
Accounts payable and accrued liabilities		$365	$130	$111
Loan payable	5	305	571	540
Related party loan payable	10 (c)	210	-	-
Convertible notes		-	-	540
		880	701	1,191
Non-current liability
Convertible notes	6	721	-	-
Derivative liabilities	7	572	587	938
		1,293	587	938
Total Liabilities		2,173	1,288	2,129
Shareholders' Equity
Share capital		100,729	100,729	100,051
Share-based compensation reserve		18,820	18,729	18,560
Deficit		(88,918)	(87,499)	(86,226)
		30,631	31,959	32,385
Total Liabilities and Shareholders' Equity		$32,804	$33,247	$34,514
Nature of operations and liquidity (Note 1)
Subsequent events (Note 16)

(See the accompanying notes to the consolidated financial statements)

Approved on behalf of the Board of Directors on March 28, 2019:

/s/ “Thomas Patton”	/s/“Terrence Eyton”
Director	Director

Quaterra Resources Inc.
Consolidated Statements of Loss and Comprehensive Loss
(In thousands of U.S. Dollars, except for shares and per share amounts)

		Year ended December 31,
	Note	2018	2017	2016
			(Restated - Note 2(l))	(Restated - Note 2(l))
General administrative expenses
Administration and office		$283	$335	$346
Consulting		-	-	46
Investor relations and communications		75	104	69
Personnel costs	4	838	645	419
Professional fees		113	120	199
Transfer agent and regulatory fees		38	70	43
Travel and promotion		50	91	70
		(1,397)	(1,365)	(1,192)

Fair value gain on derivative liabilities	7	358	351	454
Foreign exchange gain (loss)		11	(33)	23
Gain on disposal of assets		-	186	536
Loss on marketable securities	3	(130)	(31)	(31)
Loss on settlement of convertible notes		-	(100)	-
Impairments		-	-	(1,480)
Interest expense and other		(170)	(112)	(70)
Share-based compensation	9 (a)	(91)	(169)	(136)
		(22)	92	(704)
Loss and comprehensive loss for the year		$(1,419)	$(1,273)	$(1,896)
Loss per share - basic and diluted		$(0.01)	$(0.01)	$(0.01)
Weighted average number of common shares outstanding		200,969,314	199,450,814	193,479,416

(See the accompanying notes to the consolidated financial statements)

Quaterra Resources Inc.
Consolidated Statements of Cash Flows
(In thousands of U.S. Dollars)

	Year ended December 31,
	2018	2017	2016
Operating activities		(Restated - Note 2(l))	(Restated - Note 2(l))

Net loss for the year	$(1,419)	$(1,273)	$(1,896)
Items not involving cash:
Depreciation	-	-	14
Fair value gain on derivative liabilities	(358)	(351)	(454)
Impairments	-	-	1,480
Interest expense	141	79	70
Gain on disposal of assets	-	(186)	(536)
Loss on settlement of convertible notes	-	100	-
Unrealized loss on marketable securities	130	31	31
Share-based compensation	91	169	136
	(1,415)	(1,431)	(1,155)
Changes in non-cash working capital
Other receivable	1	-	2
Prepaid and other	24	19	34
Accounts payable and accrued liabilities	202	(31)	92
Cash used in operating activities	(1,188)	(1,443)	(1,027)

Financing activities
Loan repayment	(295)	-	-
Related party loan payable	210	-	-
Convertible notes proceeds	973	-	-
Cash provided by financing activities	888	-	-

Investing activities
Expenditures on mineral properties	(1,518)	(6,122)	(5,145)
Recovery from exploration partners	-	-	48
Proceeds from option agreement	-	2,393	5,075
Proceeds from sale of assets	313	-	3,343
Reclamation bonds	2	(10)	(18)
Cash (used) provided by in investing activities	(1,203)	(3,739)	3,303
Effect of foreign exchange on cash	(25)	92	(133)
(Decrease) increase in cash and cash equivalents	(1,528)	(5,090)	2,143
Cash and cash equivalents, beginning of year	1,575	6,665	4,522

Cash and cash equivalents, end of year	$47	$1,575	$6,665

Supplemental cash flow information
Exploration expenditures included in accounts payable	$95	$63	$75
Interest paid in cash	$45	$53	$-
Shares issued for interest	$-	$80	$-

(See the accompanying notes to the consolidated financial statements)

Quaterra Resources Inc.
Consolidated Statements of Changes in Equity
(In thousands of U.S. Dollars, except for shares)

	Common Shares
	Number of		Share-based
	Shares	Amounts	payment reserve	Deficit	Total
				(Restated - Note 2(l))	(Restated - Note 2(l))
Balance, December 31, 2015	193,479,416	$100,051	$18,424	$(84,330)	$34,145
Share-based compensation	-	-	136	-	136
Net loss for the year	-	-	-	(1,896)	(1,896)
Balance, December 31, 2016	193,479,416	100,051	18,560	(86,226)	32,385
Shares issued to settle convertible notes	7,489,898	678	-	-	678
Share-based compensation	-	-	169	-	169
Net loss for the year	-	-	-	(1,273)	(1,273)
Balance, December 31, 2017	200,969,314	100,729	18,729	(87,499)	31,959
Share-based compensation	-	-	91	-	91
Net loss for the year	-	-	-	(1,419)	(1,419)
Balance, December 31, 2018	200,969,314	$100,729	$18,820	$(88,918)	$30,631

(See the accompanying notes to the consolidated financial statements)

Quaterra Resources Inc.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2018
(In U.S. Dollars, tabular amounts in thousands of U.S. dollars except per share amount)

1.	NATURE OF OPERATIONS AND LIQUIDITY

Quaterra Resources Inc. (together with its subsidiaries, “ Quaterra” or the “Company”) is a copper exploration company working on its mineral properties located in Nevada and Alaska, United States. The Company is incorporated in British Columbia, Canada. Its head office is located at 1100 - 1199 West Hastings Street, Vancouver, British Columbia, Canada, V6E 3T5.

The Company acquires its mineral properties by way of option or lease agreements, and defers all acquisition, exploration and evaluation costs related to the properties. The underlying value of the amounts recorded as mineral properties does not reflect current or future values. The Company’s continued existence is dependent upon the existence of economically recoverable mineral reserves and the ability of the Company to acquire new properties and obtain funding to complete the exploration activities.

During the year ended December 31, 2018 (“2018”), the Company closed a non-brokered private placement of 10% convertible debentures for gross proceeds of $ 0.97 million (Note 6). Subsequent to the 2018 year end, the Company closed the sale of certain water rights in Nevada for $6.02 million (Notes 4 & 16).

These consolidated financial statements are prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. As of December 31, 2018, the Company had a working capital deficiency of $0.67 million, however the Company believes that based on the water rights sale proceeds it has sufficient funds to sustain its operations for at least the next 12 months.

2.	SIGNIFICANT ACCOUNTING POLICIES

Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

	a)	Basis of presentation and consolidation

These consolidated financial statements have been prepared on a historical cost basis, except for marketable securities and the derivative financial liability, which are stated at their fair values.

The Company consolidates an entity when it has power over that entity, is exposed, or has rights, to variable returns from its involvement with that entity and has the ability to affect those returns through its power over that entity. All material intercompany transactions, balances and expenses are eliminated on consolidation.

These consolidated financial statements incorporate the financial statements of Quaterra and its wholly-owned subsidiaries: Quaterra Alaska Inc., Singatse Peak Services, LLC (“SPS”), Six Mile Mining Corporation, Quaterra International Limited, and QTA International Nieves Limited.

	b)	Accounting estimates and judgments

The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies, reported amounts and disclosures. Actual results could differ from those estimates. Differences may be material.

Quaterra Resources Inc.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2018
(In U.S. Dollars, tabular amounts in thousands of U.S. dollars except per share amount)

Judgment is required in assessing whether certain factors would be considered an indicator of impairment. Both internal and external information are considered to determine whether there is an indicator of impairment present and accordingly, whether impairment testing is required.

The critical judgments have been made that may have a significant impact on the Company’s consolidated financial statements are related to economic recoverability of its exploration and evaluation assets, the determination of functional currency, and the assumption that the Company will continue as a going concern.

c)	Translation of foreign currencies

The Company’s presentation currency is the U.S. dollar (“ $” or “USD”). The functional currency of the Company and its significant subsidiaries is the USD.

In preparing the financial statements, transactions in currencies other than an entity’s functional currency (“foreign currencies”) are recorded at the rates of exchange prevailing at the dates of the transactions. At each balance sheet date, monetary assets and liabilities are translated using the period end foreign exchange rate. Non-monetary assets and liabilities are translated using the historical rate on the date of the transaction. All gains and losses on translation of these foreign currency transactions are included in the statement of loss.

d)	Exploration and evaluation assets

Direct costs related to the acquisition and exploration of mineral properties held or controlled by the Company are capitalized on an individual property basis until the property is put into production, sold, abandoned, or determined to be impaired. Administration costs and general exploration costs are expensed as incurred.

When the technical feasibility and commercial viability of extracting a mineral resource are demonstrable, the exploration and evaluation costs are tested for impairment and subsequently transferred to property and equipment. When a property is placed into commercial production, capitalized costs will be depleted using the units-of-production method.

Proceeds from the sale of properties, property water rights or cash proceeds received from farm-out agreements are recorded as a reduction of the related mineral interest, with any excess proceeds accounted for in net income (loss).

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers, or title may be affected by undetected defects.

e)	Impairment

The Company’s assets are reviewed for indication of impairment at each reporting date. If any such indication exists, an estimate of the recoverable amount of the asset is undertaken, being the higher of an asset’s fair value less costs of disposal and its value in use. If the asset’s carrying amount exceeds its recoverable amount then an impairment loss is recognized in the statement of loss.

An impairment loss is reversed if there is an indication that there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that this does not exceed the original carrying amount that if no impairment loss had been recognized.

Quaterra Resources Inc.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2018
(In U.S. Dollars, tabular amounts in thousands of U.S. dollars except per share amount)

f)	Share-based compensation

The fair value of stock options granted to directors, officers, employees and consultants is calculated using the Black Scholes option pricing model and are expensed over the vesting periods. If and when the stock options are exercised, the value attributable to the stock options is transferred to share capital.

g)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, bank deposits and highly liquid investments with an original maturity of 90 days or less.

h)	Financial instruments

Financial instruments are recognized in the statement of financial position when the Company becomes a party to a contractual obligation. At initial recognition, the Company classifies and measures its financial instruments as one of the following:

at amortized cost if they are held to collect contractual cash flows which solely represent payments of principal and interest;

at fair value through other comprehensive income (“FVOCI”) if they are held to both collect contractual cash flows and to sell where those cash flows represent solely payments of principal and interest;

otherwise, they are classified at fair value through profit or loss (“FVPL”).

Financial assets are classified and measured at fair value with subsequent changes in fair value recognized in either profit and loss as they arise, unless restrictive criteria are met for classifying and measuring the asset at either amortized cost or FVOCI. Financial liabilities are measured at amortized costs unless they are required to be measured at fair value through profit and loss.

Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. Financial liabilities are derecognized when the obligations specified in the contract are discharged, cancelled or they expire.

At each reporting date, the Company uses the expected credit losses model to assess the impairment of its loans and receivables. The expected losses represent possible outcomes weighted by the probability of their occurrence, and the model focuses on the risk of default rather than whether a loss has been incurred. If there has been a significant increase in credit risk, an allowance would be recognized in the statement of loss.

i)	Provisions

Provisions are recognized when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and the amount of the obligation can be reliably estimated.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the reporting date, taking into account the risks and uncertainties surrounding the obligation.

The Company had no material provisions at December 31, 2018 and 2017 .

Quaterra Resources Inc.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2018
(In U.S. Dollars, tabular amounts in thousands of U.S. dollars except per share amount)

j)	Earnings (loss) per share

Basic earnings (loss) per share is calculated using the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings per share is calculated presuming the exercise of outstanding options, warrants and similar instruments. It assumes that the proceeds of such exercise would be used to repurchase common shares at the average market price during the year. However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive.

k)	Income tax

Income tax comprises current and deferred tax. Income tax is recognized in net loss, except to the extent it is related to items recognized directly in equity or in other comprehensive loss.

Deferred tax is recognized in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred tax is determined on a non-discounted basis using tax rates and laws that have been enacted or substantively enacted by the reporting date and are expected to apply when the deferred tax asset or liability is settled. Deferred tax assets are recognized to the extent that it is probable that the assets can be recovered.

l)	Accounting Change - Adoption of IFRS 9 Financial Instruments

The Company adopted the provisions of IFRS 9 effective January 1, 2018 on a full retrospective basis.

The Company has elected to measure its investments in equity instruments of a public company at fair value through profit and loss instead of through other comprehensive income (loss) (“OCI”). As a result, amounts previously included in OCI has been reclassified to deficit as of January 1, 2017, and any subsequent changes in OCI during fiscal 2017 have been reversed and reclassified in the statement of loss for the period. For 2016 and 2017 losses of $30,921 and $31,324 respectively have been reclassified from OCI to loss for the period increasing the losses from those previously reported. The reclassification had no impact on closing shareholders’ equity for each period.

There were no other material amounts arising from the adoption of IFRS 9.

From the date of transition, the Company classifies its financial instruments as follows:

Financial assets and financial liabilities	Before	After
Cash and cash equivalents	Loans and receivable	Amortized cost
Marketable securities	Available for sale	FVPL
Accounts payable and accrued liabilities, loan payable, and related party loan payable	Other financial liabilities	Amortized cost
Derivative liabilities	FVPL	FVPL
Convertible notes	Amortized cost	Amortized cost

The Company’s accounts and loans payable approximate fair value due to their short term nature. The marketable securities are a Level 1 fair value measurement, the derivative warrants are a Level 2 fair value measurement.

Quaterra Resources Inc.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2018
(In U.S. Dollars, tabular amounts in thousands of U.S. dollars except per share amount)

The convertible note is classified as a liability, less the portion relating to the conversion feature which is classified as a derivative liability. The debt liability was initially recorded at fair value and subsequently at amortized cost using the effective interest rate method and is accreted to the face value over the term of the convertible debenture.

m)	Recent Accounting Pronouncements

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective.

IFRS 16, Leases, specifies how a Company will recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. The standard is effective for annual periods beginning on or after January 1, 2019. The Company does not have any material leases, thus does not expect the adoption of IFRS 16 would have a significant impact on its financial statements.

3.	MARKETABLE SECURITIES

The Company was issued 1,182,331 common shares of Grande Portage Resources Ltd. (“Grande Portage”), as a result of the sale of the Company’s 35% interest in the Herbert Gold project on July 29, 2016. On November 9, 2017, an additional 760,464 shares were allotted after Grande Portage completed financings up to $1 million to maintain Quaterra’s interest at 9% pursuant to the terms of the sale agreement. As of December 31, 2018 and 2017, the Company held 1,942,795 common shares of Grande Portage with a fair value of $156,654 (2017 - $286,502).

During 2018, a $ 129,848 loss was recognized in the profit and loss, following the adoption of IFRS 9 (see Note 2(l)).

4.	EXPLORATION AND EVALUATION ASSETS

The Company owns a 100% interest in the MacArthur and Yerington properties, and has an option to earn a 100% interest in the Bear and Wassuk properties, which are located in Yerington District, Nevada.

On September 17, 2018, the Company announced a purchase and sale agreement to sell certain primary ground water rights associated with its Yerington property to Desert Pearl Farms LLC (“Desert Pearl”),a local company involved in agriculture in the Yerington district, Nevada, for $6.26 million. Desert Pearl deposited an initial $625,920 into escrow, half of which was released in October 2018 and the 2 nd half was released in January 2019 for the Company’s corporate use.

The Company closed the sale of water rights on March 3, 2019, for a final value of $6.02 million after adjusting for a small correction to one of the original permits. The balance owing of $5.37 million was paid on that date (Note 16(b)).

On September 11, 2017, Freeport-McMoRan Nevada LLC (“Freeport Nevada”) terminated the Membership Interest Option Agreement (the “Option Agreement”) that was entered on June 13, 2014, as amended. During the Option Agreement period, the Company received a total of $14.54 million funding used in exploration drilling, geological mapping, geophysics, land maintenance, environmental compliance, and general administration of the Yerington District properties. With Freeport Nevada’s exit, the Company regained its 100% ownership and control over its Yerington properties.

Since the termination of the Freeport Nevada Option Agreement, all personnel costs are expensed resulting an $837,526 total personnel cost during the year ended December 31, 2018.

Quaterra Resources Inc.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2018
(In U.S. Dollars, tabular amounts in thousands of U.S. dollars except per share amount)

In April 2017, the Company entered into a lease agreement with Chuchuna Minerals Company (“Chuchuna”) to earn a 90% interest in Groundhog property located in Alaska.

Total mineral property maintenance and exploration costs are listed in the table below:

(In thousands of U.S. Dollars)	MacArthur	Yerington	Bear	Wassuk	Groundhog	Other	Total
Balance, December 31, 2015	$18,332	$9,084	$(226)	$660	$-	$2,450	$30,300
Additions:
Property maintenance	150	63	1,388	152	-	-	1,753
Geological & mapping	-	376	732	-	-	-	1,108
Geophysical & survey	79	154	46	-	-	-	279
Assay & labs	4	1	80	-	-	-	85
Drilling	-	-	1,150	-	-	-	1,150
Other	47	78	322	-	-	-	447
	280	672	3,718	152	-	-	4,822
Impairment	-	-	-	-	-	(1,480)	(1,480)
Option payments/Recovery	(1,075)	(356)	(3,492)	(152)	-	(970)	(6,045)
Balance, December 31, 2016	17,537	9,400	-	660	-	-	27,597
Additions:
Property maintenance	151	160	895	252	126	-	1,584
Geological & mapping	47	639	-	6	412	-	1,104
Geophysical & survey	34	240	95	1	525	-	895
Assay & labs	42	104	-	85	-	-	231
Drilling	300	1,393	4	-	200	-	1,897
Other	-	131	1	-	248	-	380
	574	2,667	995	344	1,511	-	6,091
Option payments	(223)	(1,495)	(675)	-	-	-	(2,393)
Balance, December 31, 2017	17,888	10,572	320	1,004	1,511	-	31,295
Property maintenance	150	52	692	101	40	-	1,035
Geological & mapping	66	45	-		10	-	121
Geophysical & survey	113	13	-		12	-	138
Environmental		196	-		6	-	202
Other	1	13	-		41	-	55
Technical consultant		-	-		-	-	-
	330	319	692	101	109	-	1,551
Recovery	-	(313)	-	-	-	-	(313)
Balance, December 31, 2018	$18,218	$10,578	$1,012	$1,105	$1,620	$-	$32,533

a)	MacArthur, Nevada

The Company earned its 100% interest in the MacArthur property by paying $2.2 million over 10 years. The property is subject to a 2% net smelter return royalty (“NSR”), which may be reduced to a 1% NSR royalty for a consideration of $1.0 million.

Quaterra Resources Inc.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2018
(In U.S. Dollars, tabular amounts in thousands of U.S. dollars except per share amount)

b)	Yerington, Nevada

The Company acquired a 100% interest in the Yerington property from the Arimetco bankruptcy proceeding in April 2011 for $ 500,000 cash and 250,000 common shares.

The acquisition followed years of due-diligence studies and negotiations with state and federal agencies and the receipt of Bona Fide Prospective Purchase letters from the U.S. Environmental Protection Agency (“EPA”), the Nevada Division of Environmental Protection and the Bureau of Land Management to protect SPS from liability emanating from activities of the former mine owners and operations.

The property has a 2% NSR royalty capped at $7.5 million payable following commencement of commercial production.

c)	Bear, Nevada

During 2013 the Company entered into four option agreements to acquire a 100% interest in private land in Yerington, Nevada, known as Bear deposit. In May 2015, the Company entered into the 5th option agreement for additional private land covering a portion of the Bear Deposit.

Under the terms of these option agreements, as amended, the Company is required to make approximately $5.0 million in cash payments ($4.405 million paid) in order to maintain the exclusive right to purchase the land, mineral rights and certain water rights and to conduct mineral exploration on these properties. Aggregate payments due in order to maintain the five option agreements by year are as follows:

$1,458,774 paid prior to December 31, 2015 (paid);
$1,363,258 due in 2016 (paid);
$895,258 due in 2017 (paid);
$688,000 due in 2018 (paid);
$238,000 due in 2019;
$188,000 due in 2020;
$63,000 each due in 2021 and 2022, respectively; and
$51,000 due in 2023

d)	Wassuk, Nevada

The Company has an option, as amended, to earn a 100% interest in certain unpatented mining claims in Lyon County, Nevada, over ten years and is required to make $1.515 million in cash payments ($900,000 paid) and incur a work commitment of $300,000 ($92,112 incurred) by August 1, 2021. The remaining option balance is due on each anniversary August 1, 2019 to 2021 in the amounts of $55,000, $60,000 and $500,000, respectively.

The property is subject to a 3% NSR royalty upon commencing commercial production, which can be reduced to a 2% NSR royalty in consideration for $1.5 million.

e)	Groundhog, Alaska

On April 25, 2017, the Company announced it signed a lease agreement with Chuchuna Minerals Company (“Chuchuna”) giving it an option to acquire a 90% interest in the Groundhog copper prospect, located 200 miles southwest of Anchorage, Alaska. To earn the 90% interest, the Company is required to fund a total of $5.0 million of exploration expenditure over five years and to make a lump sum payment to Chuchuna of $3.0 million by the end of the fifth year.

Quaterra Resources Inc.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2018
(In U.S. Dollars, tabular amounts in thousands of U.S. dollars except per share amount)

The Company is required to spend a minimum of $1.0 million in the first year and a minimum of $0.5 million in each of the following four years. The Company spent $1.5 million in 2017 of which $0.5 million is carried forward to 2018 to meet the required minimum expenditures in 2018.

The Company has no obligation to exercise its option and can terminate the agreement at its discretion annually.

5.	LOAN PAYABLE

On May 8, 2015, the Company entered into a $500,000 secured note (“Loan Payable”) with Freeport Nevada in order to facilitate a real property interest acquisition within the Bear deposit area.

The Loan Payable bears an annual interest rate of 5%, compound daily, and was due March 10, 2018, 180 days following the termination notice of the Option Agreement.

During 2018, the Company paid a $28,816 extension fee to Freeport Nevada to extend the repayment to September 6, 2018. On September 6, 2018, the Company repaid 50% of the outstanding amount including interest accrued. The remaining unpaid amount of $295,467 has a maturity date of March 6, 2019 and bears an annual interest rate of 10%, compound daily.

Subsequent to the year end, the Company repaid the loan and interest totaling $310,700 to Freeport Nevada.

6.	CONVERTIBLE NOTES

On August 28, 2018 and September 20, 2018, the Company completed a non-brokered financing in tranches by way of secured convertible debentures for gross proceeds of $550,000 and Canadian dollars (“ CAD”) $550,000. The convertible debentures bear simple interest at a rate of 10% per annum, payable in arrears, until February 28, 2020 and March 20, 2020. Interest may be paid in cash or shares at the option of the debenture holders, subject to regulatory approvals in the case of share payments.

The outstanding principal amount is convertible into units of the Company at a price of $0.05 or CAD $0.065 per unit in the first 12 months, and $0.075 or CAD $0.10 thereafter until the maturity date. Each unit consists of a common share and a warrant; each warrant would entitle the holder to acquire an additional common share at a price of $0.05 or CAD $ 0.065 for a period of four years.

In the event that the Company’s shares trade at no less than $0.25 or CAD $0.375 for a period of 10 consecutive trading days, the Company will have the right to convert the debentures or may elect to accelerate the expiry date of the warrants to 21 days thereafter, respectively.

The Company evaluated the convertible debentures and determined the conversion feature is a derivative liability based on the fact the conversion into units could result a variable number of shares to be issued.

As such, the net proceeds were allocated as $618,572 to the debt component and $342,535 to the derivative liability component of the convertible debentures.

At inception, the fair value of the convertible note was calculated using the Black-Scholes model with the following assumptions: volatility 99%, expected term 1.5 year, discount rate 1.46% and dividend yield 0%.

Quaterra Resources Inc.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2018
(In U.S. Dollars, tabular amounts in thousands of U.S. dollars except per share amount)

(In thousands of U.S. Dollars)	Residual value
Convertible note at maturity	$973

Convertible note at date of issue	$619
Cumulative interest expenses	102
Balance at December 31, 2018	$721

7.	DERIVATIVE LIABILITIES

The Company has certain warrants that are either exercisable in a different currency from the Company’s functional currency, or the number of shares to be issued upon exercising are subject to change. They are classified as derivative liabilities and carried at fair value and revalued at each reporting date.

In connection with the issuance of the convertible debentures (Note 6) and 19,000,000 warrants issued in an asset purchase agreement with Freeport-McMoRan Mineral Properties Inc. on October 3, 2014, the conversion option and the warrants are classified as derivative liabilities, carried at fair value and revalued at each reporting date.

As of December 31, 2018, the derivative liabilities were revalued using the Black Scholes model at weighted average assumptions: volatility 120%, expected term 3.5 year, discount rate 1.52% and dividend yield of 0%:

(In thousands of U.S. Dollars)	Fair value
At January 1, 2017	$938
Change in fair value estimates	(351)
At December 31, 2017	587
Issuance of convertible notes	343
Change in fair value estimates	(358)
At December 31, 2018	$572

8.	SHARE CAPITAL

The Company is authorized to issue an unlimited number of common shares without par value.

There were no shares issued in the year ended December 31, 2018.

9.	SHARE-BASED COMPENSATION

	a)	Stock options

The Company has a stock option plan under which the Company is authorized to grant stock options of up to 10% of the number of common shares issued and outstanding of the Company at any given time.

The following table presents changes in stock options outstanding and exercisable:

Quaterra Resources Inc.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2018
(In U.S. Dollars, tabular amounts in thousands of U.S. dollars except per share amount)

	December 31, 2018		December 31, 2017
	Number of	Weighted Average	Number of	Weighted Average
	Options	Exercise Price (CAD$)	Options	Exercise Price (CAD$)
Outstanding, beginning of year	16,050,000	0.16	15,710,000	0.16
Granted	2,570,000	0.06	2,900,000	0.095
Expired	(3,760,000)	0.16	(2,500,000)	(0.45)
Forfeiture	-	-	(60,000)	(0.10)
Outstanding, end of year	14,860,000	0.09	16,050,000	0.16
Exercisable, end of year	14,860,000	0.09	15,850,000	0.17

The following table summarizes stock options outstanding by expiry dates with exercise price at the date of recording in Canadian dollars:

	Exercise Price	Number of Options Outstanding
Expiry Date	(CAD$)	December 31, 2018	December 31, 2017
September 19, 2018	0.16	-	3,760,000
June 25, 2019	0.10	2,815,000	2,815,000
December 31, 2019	0.05	1,000,000	1,000,000
March 26, 2020	0.05	200,000	200,000
July 16, 2020	0.13	2,380,000	2,380,000
April 14, 2021	0.065	2,995,000	2,995,000
June 23, 2022	0.095	2,900,000	2,900,000
September 20, 2023	0.06	2,570,000	-
		14,860,000	16,050,000

Subsequent to year end 2018, 400,000 stock options were exercised for proceeds of CAD $25,000.

The Company used the following assumptions in the Black-Scholes option pricing model:

	Year ended December 31,
	2018	2017	2016
Weighted average share price	CAD 0.05	CAD 0.06	CAD 0.09
Risk-free interest rate	1.32%	0.60%	0.60%
Expected share price volatility	103%	85%	141%
Expected option life in years	5.0	5.0	5.0
Forfeiture rate	0%	0%	0%
Expected dividend yield	0%	0%	0%

Share-based payment expenses were allocated as follows:

Quaterra Resources Inc.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2018
(In U.S. Dollars, tabular amounts in thousands of U.S. dollars except per share amount)

	Year ended December 31,
(In thousands of U.S. Dollars)	2018	2017	2016
Consultants	$22	$55	$30
Directors and officers	53	88	85
Employees	16	26	21
	$91	$169	$136

b)	Share purchase warrants

The following table summarizes warrants outstanding as of December 31, 2018 and 2017:

Expiry date	Exercise price	December 31, 2018	December 31, 2017
January 2, 2018	CAD 0.16	-	5,721,000
September 13, 2018	$0.15	-	29,810,000
October 3, 2019	$0.16	19,000,000	19,000,000
		19,000,000	54,531,000

10.	RELATED PARTY TRANSACTIONS

a)

The Company’s related parties include its directors and officers who are the key management of the Company. The remuneration of directors and officers was as follows, subject to change of control provisions for officers:

	Year ended December 31,
(In thousands of U.S. Dollars)	2018	2017	2016
Salaries	$432	$431	$367
Directors' fees	36	36	36
Share-based compensation	53	88	85
	$521	$555	$488

As of December 31, 2018, $96,765 salaries to the Company’s executive officers and directors were outstanding and included in accounts payable and accrued liabilities. These amounts were paid on March 15, 2019.

b)

Manex Resource Group (“Manex”) is a private company owned by the Company’s Corporate Secretary Mr. Lawrence Page. Manex provided the Company for its Vancouver office space and general corporate services at a monthly rate of CAD $8,000 and CAD $5,000, respectively. Subsequent to the year end, the Company entered into an agreement with Manex at a monthly rate of CAD $7,500 for such services with reduced Vancouver office space. Either party can terminate the agreement at any time with a 60-day written notice.

As of December 31, 2018, $31,962 (2017 – $nil) was due to Manex and included in the accounts payable and accrued liabilities.

c)

On June 13, 2018 and July 11, 2018, Mr. Thomas Patton, CEO of the Company, advanced a CAD $300,000 and CAD $100,000 loan to the Company to allow to meet its operating expense requirements. The loan is unsecured, bears an interest rate of 10% per annum and is due six months from the date of advance.

Quaterra Resources Inc.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2018
(In U.S. Dollars, tabular amounts in thousands of U.S. dollars except per share amount)

During 2018, the Company repaid $100,000 (CAD $130,000) to Mr. Patton. As of December 31, 2018, $210,462 or CAD $287,112 including interest remained outstanding. Subsequent to the year end, the principal and interest totaling CAD $292,134 was repaid.

11.	SEGMENTED INFORMATION

The Company has one business segment, the exploration of mineral properties. As of December 31, 2018 and 2017, all the Company’s significant non-current assets are located in the United States.

12.	COMMITMENTS

To acquire certain mineral property interests as per Note 4, the Company must make optional acquisition expenditures in order to satisfy the terms of existing option agreements, failing which the rights to such mineral properties will revert back to the property vendors.

13.	DEFERRED INCOME TAXES

A reconciliation of income tax provision computed at Canadian statutory rates to the reported income tax provision is provided as follows:

	2018		2017		2016

Loss for the year	$(1,419)	$	(1,273)	$	(1,896)
Canadian statutory tax rate	27%		26%		26%
Income tax benefit computed at statutory rates	(383)		(331)		(493)
Foreign tax rates different from statutory rates	14		(32)		(2,885)
Other	89		-		157
Rate difference between current and deferred taxes	-		4,317		(285)
Foreign exchange gains or losses	225		(425)		-
Permanent differences	(43)		(33)		(155)
Change in unused tax losses and tax offsets	98		(3,496)		3,661
	$-		$-		$-

The Company recognizes tax benefits on losses or other deductible amounts generated in countries where it is probable the deferred tax assets will be recovered. The Company’s unrecognized deductible temporary differences and unused tax losses for which no deferred tax asset is recognized consist of the following amounts:

	2018	2017	2016

Non-capital losses	$9,405	$9,255	$11,225
Capital loss	2,273	2,337	2,102
Tax value over book value of mineral properties	3,335	3,352	5,111
Tax value over book value of equipment	12	12	13
Tax value over book value of investments and share issue costs	43	16	20
Unrecognized deductible temporary differences	$15,068	$14,972	$18,471

Quaterra Resources Inc.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2018
(In U.S. Dollars, tabular amounts in thousands of U.S. dollars except per share amount)

The Company’s unused non-capital losses expire as follows:

	Canada	United States
2020 - 2026	$542	$713
2027 - 2037	17,814	19,098
Total	$18,356	$19,811

The Company’s unused capital losses of $16.8 million are available to carry forward indefinitely.

14.	CAPITAL MANAGEMENT

The Company considers its capital to be equity, comprising share capital, reserves and deficit. The Company’s objectives are to ensure sufficient financial flexibility to achieve the ongoing business objectives including funding of future growth opportunities, pursuit of accretive acquisitions, and to maximize shareholder return through enhancing the share value.

The Company manages capital through its budgeting and forecasting processes. The Company reviews its working capital and forecasts its future cash flows based on operating expenditures, and other investing and financing activities.

To maintain its objectives, the Company may issue new shares, adjust capital spending, acquire or dispose of assets. There is no assurance that these initiatives will be successful.

There was no change in the Company’s approach to capital management during the year ended December 31, 2018. The Company is not subject to any externally imposed capital requirements.

15.	FINANCIAL INSTRUMENT RISKS

The board of directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. Financial instruments consist of cash and cash equivalents, marketable securities, accounts payable and accrued liabilities, loan payables and derivative liabilities.

	a)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by forecasting cash flows. Cash is invested in highly liquid investments which are available to discharge obligations when they come due.

	a)	Currency risk

Foreign exchange risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company operates in United States and Canada, it is therefore exposed to currency risk arising from transactions denominated in CAD.

Currently, the Company does not have any foreign exchange hedge programs in place and manages its operational CAD requirements through spot purchases in the foreign exchange markets. Based on the magnitude of CAD financial assets and liabilities, the Company does not have material sensitivity to CAD to USD exchange rates.

Quaterra Resources Inc.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2018
(In U.S. Dollars, tabular amounts in thousands of U.S. dollars except per share amount)

b)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company is exposed to the interest rate risk on its liabilities through its outstanding borrowings and the interest earned on cash balances. The Company monitors its exposure to interest rates and maintain an investment policy that focus primarily on the preservation of capital and liquidity.

b)	Credit risk

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations.

The Company is exposed to credit risk through its cash and cash equivalents. Cash and cash equivalents are held in large Canadian financial institutions that have high credit ratings assigned by international credit ratings agencies. Short-term investments are guaranteed by

c)	Market risk

The Company is exposed to market risk because of the fluctuating values of its publicly traded marketable securities. The Company has no control over these fluctuations and does not hedge its investments. Marketable securities are adjusted to fair value at each reporting date.

16.	SUBSEQUENT EVENTS

	a)	On January 21, 2019, the Company closed a non-brokered private placement by issuing 3,000,000 common shares at a price of CAD $0.05 per share for gross proceeds of CAD $150,000.

	b)	On March 3, 2019, the Company announced the closing of the water rights sale, and received the remaining net proceeds of $5.37 million (Note 4).